Filed by Encana Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Encana Corporation

(Commission File No. 001-15226)

This filing consists of a transcript of a presentation discussing the proposed corporate reorganization of Encana Corporation (“Encana”) and Encana’s third quarter 2019 results.

Important Information for Investors and Securityholders

This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed corporate reorganization that includes, among other things, the redomicile, Encana will cause its subsidiary 1847432 Alberta ULC, a predecessor to Ovintiv Inc. (“Ovintiv”), to file a registration statement on Form S-4, which will include Ovintiv’s prospectus as well as Encana’s proxy statement (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities. Encana plans to mail the definitive Proxy Statement/Prospectus to its shareholders and holders of its equity incentives in connection with the proposed corporate reorganization. INVESTORS AND SECURITYHOLDERS OF ENCANA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, OVINTIV, THE CORPORATE REORGANIZATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Encana or Ovintiv through the website maintained by the SEC at www.sec.gov. Investors and securityholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary.

Participants in the Solicitation

Encana and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed corporate reorganization. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the securityholders of Encana in connection with the corporate reorganization, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2019 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 14, 2019. This document is available free of charge as described above.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – This communication contains forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. FLS include: completion and timing of the proposed corporate reorganization (including name change, share consolidation and U.S. domestication) and the benefits thereof, including opportunity to enhance long-term value for shareholders, liquidity and capital market access, exposure to larger pools of investment, comparability with U.S. peers, and increase in passive and index ownership; benefits of the new brand and logo; estimated tax impacts and other costs to the company and shareholders; timing of the special meeting of securityholders; the company’s sustainable business roadmap and elements thereof; improvements in returns and cash flow; and anticipated changes to debt rating. FLS involve assumptions, risks and uncertainties that may cause such statements not to occur or results to differ materially. These assumptions include: ability, timing and terms of the required securityholder approvals, court and stock exchange approvals, and regulatory approvals; director and officer support for the reorganization; applicability of certain U.S. and Canadian securities regulations and exemptions; successful listings on applicable stock exchanges; future commodity prices and differentials; assumptions in corporate guidance; data contained in key modeling statistics; availability of attractive hedges and enforceability of risk management program; access to transportation and processing facilities; and expectations and projections made in light of Encana’s historical experience and its perception of historical trends. Risks and uncertainties include: ability to achieve anticipated benefits of the corporate reorganization; receipt of securityholder, stock exchange and court approvals and satisfaction of other conditions; risks relating to the new company following the reorganization, including triggering provisions in certain agreements; publicity resulting from the reorganization and impacts to the company’s business and share price; ability to generate sufficient cash flow to meet obligations; commodity price volatility; ability to secure adequate transportation and potential pipeline curtailments; timing and costs of well, facilities and pipeline construction; business interruption, property and casualty losses or unexpected technical difficulties; counterparty and credit risk; impact of changes in credit rating and access to liquidity, including ability to issue commercial paper; currency and interest rates; risks inherent in Encana’s corporate guidance; changes in or interpretation of laws or regulations; risks associated with existing or potential lawsuits and regulatory actions; impact of disputes arising with partners, including suspension of certain obligations and inability to dispose of assets or interests in certain arrangements; and other risks and uncertainties as described in Encana’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and as described from time to time in Encana’s other periodic filings as filed on SEDAR and EDGAR. Although Encana believes such FLS are reasonable, there can be no assurance they will prove to be correct. The above assumptions, risks and uncertainties are not exhaustive. FLS are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update or revise any FLS. Further, descriptions in this communication are summary in nature and may not fully describe all underlying legal and tax principles of the corporate reorganization. Investors and securityholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC and Canadian securities regulatory authorities when they become available for details on the corporate reorganization.

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Q3 2019 Earnings Call

Company Participants

•	Steve Campbell, Senior Vice President of Investor Relations
•	Doug Suttles, Chief Executive Officer
•	Mike Mcallister, President
•	Corey Code, Executive Vice President & Chief Financial Officer
•	Brendan Mccracken, Executive Vice President, Corporate Development & External Relations

Other Participants

•	Greg Pardy
•	Brian Singer
•	Gabe Daoud
•	Asit Sen
•	Analyst
•	Jeffrey Campbell
•	Neal Dingmann
•	Marshall Carver

Presentation

Operator

Good day, ladies and gentlemen, and thank you for standing by. Welcome to the Encana Corporation Third Quarter 2019 Results Conference Call. (Operator Instructions) At this time, all participants are in a listen-only mode. Following the presentation, we will conduct a question-and-answer session. (Operator Instructions) Please be advised that this conference call may not be recorded or rebroadcast without the express consent of Encana Corporation.

I would now like to turn the conference call over to Steve Campbell, Senior Vice President of Investor Relations. Please go ahead, Mr. Campbell.

Steve Campbell, Senior Vice President of Investor Relations

Thank you, operator, and welcome everyone to our third quarter 2019 conference call. Let me remind you that this call is being webcast and the slides are available on our website at encana.com.

Before we get started, please take note of the advisory regarding forward-looking statements in our news release and at the end of our webcast slides. Further advisory information is contained in our Annual Report and other disclosure documents filed on SEDAR and EDGAR.

I also wish to highlight that we prepare our financial statements in accordance with US GAAP and report our financial results in US dollars. So any references to dollars mean US dollars and the reserves, resources and production information are after royalties, unless we state otherwise.

Following our remarks today, we will be available to take your specific questions. Please limit your time to one question and one follow-up. This simply allows us to get to more of your questions.

I’ll now turn the call over to our CEO, Doug Suttles.

Doug Suttles, Chief Executive Officer

Thanks Steve. Good morning and thanks for joining us today. Recently, I read a sell-side note that was titled ‘Likely a Boring Quarter for Encana’. Well from today’s news, you can see it was anything but boring. We generated a quarter of $1 billion of free cash flow, executed exceptionally well across the company, and announced a strategic move to establish corporate domicile in the United States that we believe will create long-term value as it ultimately better positions our company.

Our recent actions are proof-positive that we are committed to unlocking the significant value we see in our equity. We will leave no stone unturned to capture this value for the benefit of our shareholders. We have a lot to cover today on today’s call, so we will organize it around these key topics. First, we’ll cover our third quarter financial and operating performance, as well as year-to-date highlights. We are increasing the midpoint of our full-year production guidance on the back of continued strong performance from the Anadarko and the integration of Newfield has gone exceptionally well. In addition to our brief remarks today, there is supplemental information and our corporate presentation located on our website.

Next, we’ll discuss our recent and significant actions to increase shareholder value. We intend to establish a US-domiciled company that will expose us to significantly larger and growing pools of investment. By looking at peer data, this will expose our company to almost three times the amount of index participation we see today as a Canadian company. It is very important to note that we do not anticipate any material cost to the company in executing this move. In recognition of this significant transformation we have made our — we have made to our company, we have also decided to change the name to Ovintiv. On more of an administrative note, we will also be consolidating our share count in a one for five exchange to enhance peer comparability and decrease volatility.

Third, we will close today’s call with some high-level thoughts on our outlook and how we are planning to approach 2020. As always, we’ll take your questions after our prepared remarks. So let’s get started.

We continue to deliver outstanding financial results, reflecting the quality of our asset portfolio in our constant drive to innovate and find new efficiencies in our cost structure. In the third quarter, we posted net earnings of $149 million or $0.11 per share, and generated more than $250 million of free cash flow. When combining the last two quarters, we have now generated $378 million of free cash flow. We generated free cash in 2018 and 2019, and we intend to do this again in 2020.

As we’ve said before, many in our industry are trying to navigate to where we are today. As our business matures and we transition to a more industrial business model, we’re delivering against broad market — we’re delivering against broader market competitive metrics such as earnings per share, cash flow per share and free cash yield.

We have a growing list of highlights for 2019, perhaps the most important of these is the successful integration of Newfield. Tomorrow will mark the one year anniversary of the Newfield acquisition announcement. Since that time, we have exceeded the identified synergies and they are showing up in our bottom-line results. Our people across the company are working as one team and delivering exceptional results.

For the third time this year, we today raised our projection for annualized G&A synergies from this transaction, now set at $200 million. This compares to our original target of $125 million. More telling is the fact that we have now eliminated nearly 90% of Newfield’s G&A.

Our rapid reduction in STACK well cost from a legacy $7.9 million to an average of $6.5 million have moved returns higher and made this play very competitive within our portfolio and the industry. Today, we present longer dated production data from all of our wells showing consistent performance from play.

We have continued our track record of returning cash to shareholders. In fact, we are at the top of the list of E&P companies for total cash return and we fulfilled our buyback plan in a timely fashion. We have repurchased $1.25 billion of our stock and what we believe to be a very compelling valuation. In addition, we raised our dividend 25% this year. As our company and cash flow grows, we expect the dividend to grow as well. We see this as a sustainable practice and a requirement for healthy investor-focused E&P companies on the road ahead.

Setting aside the first quarter, which was noisy due to the timing of the Newfield closing, we generated $378 million of free cash flow at current commodity prices, and we estimate additional free cash in the fourth quarter. As we have said before, the first port of call for our free cash flow is the balance sheet and the reduction of short-term debt.

Consistent with prior practice, we continue to refine and high-grade our asset portfolio. And earlier this year, we exited from China and sold a non-strategic drag asset in the Arkoma. The proceeds went to the balance sheet. In addition, we recently made a few key succession moves with four internal promotions and other moves below them to build tomorrow’s leaders and ensure continued execution at all levels in the organization.

And today, the announcement of our intent to establish a corporate domicile in the United States and our new brand are added to the list, and reflect the significant transformation of our company. We are excited about our future and our ability to compete and win in both the E&P space and the broader market.

Now, I’d like to turn the call over to our President, Mike Mcallister for a brief operations update.

Mike Mcallister, President

Thanks Doug, and good morning, everyone. As you can see, we posted another quarter of strong execution. Our approach to reservoir development combined with solid operational and commercial execution is what enables us to deliver quarter-after-quarter. We have a quality multi-basin portfolio. Our people have a proven ability to adapt, managing risks and continually shifting resources to generate desired corporate level outcomes.

Our three liquids-rich core growth assets continue to perform very well against our production and cost targets. Our capital efficiency metrics continue improve through meaningful reductions in cycle times across all core assets.

Our total production from the core growth assets averaged nearly 480,000 BOE per day, up about 10,000 BOE per day from the previous quarter. Our core assets remain on track to deliver 15% year-over-year liquids production growth. You will notice today that we raised our expectations for full-year production, primarily related to continued outperformance from the Anadarko Basin.

In the Permian, our third quarter volumes were up 13% over last year’s third quarter. Although most of our activity has been focused in Midland, Martin and Upton counties, we have been really encouraged by strong recent results in Howard County.

In the Anadarko, we see strong year-over-year growth in oil and liquids, up 16% when compared to the same period in 2018. The story here is really pretty simple. Production results are consistent and the team continues to find operational efficiencies to reduce costs and cycle times, more on this in just a minute.

The Montney averaged 54,000 barrels per day of liquids during the quarter in line with expectations. This represents 22% increase year-over-year. Most impressively, our cycle times in the Montney have improved to the point, where we are delivering our stated objectives with just three rigs instead of the four rigs as we had planned. It’s always worth reminding folks that with $4 million well costs, sub 80-day cycle times, single-digit royalty rates and a realized condensate prices at 90% of WTI are investments here compete with anything in our portfolio.

Our base assets are delivering significant free cash flow today and play a critical role in our corporate level performance. Collectively, our base assets produced just over 100,000 BOE per day in the third quarter, up nearly 8,500 BOE per day over the second quarter with the growth driven by oil and condensate.

Our Williston Infill program is giving us confidence in a much larger inventory count than we originally estimated. In the Eagle Ford, consistent well performance and solid execution are continuing to produce free cash flow. In the Duvernay, strong well performance from our recent pad led to 40% quarter-over-quarter growth.

Let’s move on with little more detail on our strong STACK performance to date. Our development in the STACK Meramec is focused on the black oil window in the heart of our — excuse me, our contiguous acreage position. This is a dominant acreage position that is early in its ultimate development. Our strong well performance in the area and focus on base production delivered 162,000 BOE per day through October.

In addition to our consistent well results, the team continues to find operational efficiencies, deploying our cube development model, resulting in rapidly reduced well costs, cycle times and improved returns. STACK well performance continues to be consistent. The plots on this slide focus on a subset of wells in the black oil region. Today, we have pumped 40 high intensity cube-style completions. And as you can see, oil production is outpacing our expected oil type curve at 180 days from initial production.

Please mark your calendars for a STACK Day event in late January. Since we acquired this asset, we continue to be encouraged by a significant value we’re seeing and the competitive returns the play is generating today. By late January, we will have nearly a year of new data from the Anadarko and we’ll look forward to share a great story with you.

I’ll not turn the call over to Corey.

Corey Code, Executive Vice President & Chief Financial Officer

Thanks, and good morning, everyone. Let’s discuss the list of whys, regarding our decision to establish a corporate domicile in the United States.

Let me say upfront, this move does not represent a shift in strategy. It is simply about gaining access to deeper pools of investment capital. We believe the opportunity to enhance long-term value for shareholders will be greater as a US-domiciled company. Despite significantly and strategically repositioning our multi-basin portfolio in North America’s top basins while constantly innovating to improve our returns and corporate financial performance, we believe our valuation continues to be disconnected from our US peers. This is due in part to the inability to access certain pools of capital in the United States that are limited and investing in securities of foreign companies.

As a US company, we may be able to attract deeper and growing pools of passive investment capital in the United States, particularly if our shares are included in US indices and other investment vehicles that only include securities of US-domiciled companies. We believe this change will level the playing field with our principal competitors, most of which are US based companies. There will be a great deal more information in our preliminary proxy statement, which will be filed with regulators next week. Please take time to read this document to more fully understand our rationale and the mechanics behind this plan move.

We estimate that we can make this domicile change without material cost of the company, allowing access to the larger pools of investment in the US capital markets. To remain accessible to both our US and Canadian shareholders, we plan to remain dual listed on the New York Stock Exchange and the TSX Exchanges.

There’s no doubt that passively managed money and the importance of index funds in ETX is on the rise. Using public data, we estimate that today under 10% of our ownership is comprised as passive accounts, far or less than the 30% average for US peers. This is not a trend that is likely to reverse and we want to expose our equity to new and rapidly growing pools of money in the US.

We know that you might have some more specific questions as a shareholder regarding the change. So we have included a Frequently Asked Questions page on our website for you to reference now. Our preliminary proxy statement will be filed next week with more details.

I’ll now turn the call back to Doug.

Doug Suttles, Chief Executive Officer

Excuse me. Thanks Corey. We are also using this opportunity to rebrand to better reflect who we are today and further breakdown perceptions that we believe are dilutive to our valuation. This move represents the significant and transformational changes we have delivered. We are an entirely different company today and we are positioned to lead on the road ahead.

We are one of the largest independent producers with approximately 250,000 barrels per day of oil and condensate production. We are often reminded that some folks still perceive us as a natural gas company. We are proud of our company’s history, but we have meaningfully transformed our business and created a company that is built for today’s environment. It is important that our transformation is recognized in our valuation.

Make no mistake, we have a long and proud history in Canada and our assets here are world-class. And as Mike described, with our cost and productivity, our returns in Canada continue to be every bit as strong as the rest of our portfolio. We will continue to make profitable investments in the Montney and the Duvernay, and manage these assets out of our Calgary office. We do not expect any impact on our Canadian workforce, either in the office or the field.

We define the new E&P, we have a sustainable business model delivering today what many others are aspiring to do in the coming months and years ahead. This business model is generating leading results in our sector and can beats head-to-head for capital and investments in the broader market.

We are leading the way in an industry at the cusp of transformation. We have successfully positioned our company to achieve differentiated performance in this market. We are balancing industry competitive liquids growth, disciplined capital allocation to generate free cash flow in a consistent return of cash to shareholders. These are the key ingredients that should lead to a long-term shareholder value.

Our strategy is to produce strong and sustainable corporate financial performance. Since 2013, we have taken great strides to reshape the company, and delivered the corporate metrics you can see today. We have greatly increased our multi-basin scale focusing on high-value oil and condensate production. Our proved reserves are now 2 billion barrels equivalent, but more important, they have moved from 15% liquids to 55% liquids.

Our oil and condensate production is expanded to seven-fold over this time period. We have significant scale with almost 250,000 barrels of oil and condensate production that sold this quarter for an average of 95% of NYMEX WTI pricing. When annualizing the second and third quarters, we generated $3.4 billion in cash flow. For an illustrative reference, we compared our 2013 results adjusted for the current oil and gas prices and you can see how dramatically our business has improved.

Finally, we continue to focus on our strong balance sheet. We have investment grade rating about $3.4 billion of liquidity and a clear path to further deleveraging. We know that the market is growing increasingly more concerned with leverage and testing downside scenarios for lower prices. As we execute our forward plan, we see our balance sheet continuing to the delever. It is this transformational execution that underpins the next chapter in our company’s life.

I’ll now turn the call over to Brendan.

Brendan Mccracken, Executive Vice President, Corporate Development & External Relations

Thanks Doug. The framework for our 2020 outlook is highlighted on this slide. Our number one priority will be the generation of free cash flow, delivering modest liquids growth at mid-cycle prices. We will do this by allocating capital to the high-return liquids opportunities that we have in our portfolio.

In a lower price environment, we have tremendous flexibility with no long-term rig contracts or HBP requirements. We would adjust our capital accordingly and prioritize free cash flow over production growth. If prices strengthened, this will lead to a higher free cash flow generation. In this scenario, free cash will go to the balance sheet.

Thanks for your time today. We’re now happy to take your questions. Operator?

(Question And Answer)

Operator

(Operator Instructions) Your first question comes from the line of Greg Pardy of RBC Capital Markets. Please go ahead. Your line is open.

Greg Pardy

Yeah. Thanks. Good morning. Really just two questions I guess, everything you’re saying around the change and where the company’s domiciled effectively. There’s really no movement of people, the name changes, but that’s about it. So it’s pretty much business as usual. Is that fair Doug?

Doug Suttles, Chief Executive Officer

Yeah, Greg, you’ve got that exactly right. I mean this move is the intent and purpose and what’s driving. This is quite simply accessing the capital market in the past flows that are year-to-date but how we operate the business and run the business will not change. There will be no movement of roles and responsibilities, no reduction in staff, and actually no change to how we’re allocating capital.

Greg Pardy

Okay, you also mentioned, this town the share consolidation of the five to one. And you mentioned volatility, but it is their broader thinking around that?

Doug Suttles, Chief Executive Officer

Well Greg, It’s really around pure comparability, we actually produce one of the largest annual cash flows in the sector, but with our current share count on a per share basis, it looks considerably lower than peers. So we think this just makes sense to do this, at the same time as we do the domicile and name change. It feels like for comparability and ease of understanding. We think it’s a simplification move.

Greg Pardy

Okay, great. And then the second one is really just operation around the Montney but, can you just kind of lay it with a growth trajectory is coming a fair bit of growth EBITDA of growth is we’ve got coming in 2021, I believe.

Doug Suttles, Chief Executive Officer

Yeah Greg as you know, we’ve been working with -- to build the gas plant in PRA, that’s going very well that should start up in early ‘21. As we’re as we’re finalizing details and budgets for 2020. The real question is how we ramp into that new facility and obviously we want to maximize capital productivity. So not spend capital too far in advance. I would say though that one operational detail here, which is advantageous to it is that we have the ability to route existing production to that plan as well, which means as the timing gets closer and it comes on, we don’t have to actually drill wells to start the plan up, we could actually route existing production and then build production into the startup once it’s occurred.

Greg Pardy

Got it. Thanks very much.

Doug Suttles, Chief Executive Officer

Thanks, Greg.

Operator

Our next question comes from the line of Brian Singer of Goldman Sachs. Please go ahead. Your line is open.

Brian Singer

Thank you. Good morning.

Doug Suttles, Chief Executive Officer

Good morning Brian.

Brian Singer

Wanted to see if you could discuss the oil production trajectory in the Anadarko Basin and oil specifically versus liquids broadly, the well performance that you’ve consistently reported and put in your slides is very strong. It doesn’t necessarily always maybe translate into what we see for a total basin quarter-to-quarter oil, and I wanted to see if you could talk a little bit more about those leaving pieces. The base declines the timing of completions and then ultimately what that trajectory looks like over the coming quarters?.

Doug Suttles, Chief Executive Officer

Yeah, Brian, I think the two factors I’d highlight in to be honest. Some of the rest of that. We may just need to follow up with you afterwards, but the two things I’d highlight as you can see in the results Mike talk to, the wells are performing quite well. In fact with our new high intensity completions BOEs are on track with the track with the type curve but oil is above type curve. And of course, that’s the product that matters most there, but the second effect so, that so well performance is strong. But the second effect is obviously entering the year at the time the transaction closed. I believe it was what Mike, 13 rigs active.

Mike Mcallister, President

Yeah, that’s right.

Doug Suttles, Chief Executive Officer

And of course, we’ve wrapped that down to more sustainable level, but you can see we actually basically had flat production from 2Q to 3Q despite the drop in activity. But other than that to be honest, I would probably just need to follow up with you offline on the rest of your questions.

Brian Singer

Great. Thanks. And then the follow-up is a little bit more on the 2020 outlook. How you’re thinking about more broadly to achieving your free cash flow objectives and the sequential production trajectory that would entail?

Doug Suttles, Chief Executive Officer

Yeah, Brian. I think that by the way for all of us in the EMP sector and people like yourself who follow it, I think obviously the gods like to mess with us at the end of the year by creating maximum volatility in the commodity price while we try to do planning. But one of the things we’re very clear on is that we’re prioritizing free cash flow first, as we look to the business in 2020 under today’s conditions. So it price is similar to what we see right now we would anticipate modest liquids growth with free cash generation, but we’re refining -- we’re finding that model as we go into the year. And then of course. If the world worsened from where it is today, we would continue to prioritize free cash. So would pull back on capital and if it turns out stronger, the additional cash flow will go to the balance sheet.

Brian Singer

Great. Thank you.

Operator

Our next question comes from the line of Gabe Daoud of Cowen. Please go ahead. Your line is open.

Gabe Daoud

Okay, great. Thanks. Good morning everyone. Maybe just sticking with 2020 again, so modest single-digit liquids growth plus free cash flow on a mid-cycle, price I guess Doug is that mid-cycle price kind of what we’re seeing on the screen today. And then what plan B is essentially represent a kind of a maintenance level program that holds volumes flat year-over-year?

Doug Suttles, Chief Executive Officer

Yeah, Gabe, I would say that, what we’re really indicating at prices like today because I would say if you think about the three pieces: oil, gas and in NGLs. Oils, probably around what we think mid-cycle is. Gas is obviously weak and NGLs are weak. But we still believe even in that environment. We would actually have liquids growth and free cash generation. Now if for instance, if we can to weaken further what we’re indicating is we would pull back capital and pull back some of the growth to make sure we still generated free cash flow. I think we’ve talked before that the business we built even into the end of the $40 dollar WTI range, we can hold production flat, and be free cash flow neutral which is shows the efficiency of the business.

Gabe Daoud

Understood. Thanks for that and just I guess Doug as a follow-up sticking or going back to the STACK it this year. I think on average the rig program was about 6 to 7, but then obviously you blew down a number of new field ducks which led to on streams being significantly higher. So I guess just trying to think about capital efficiency out of the STACK for next year. Do you have to add a lot of activity to achieve your goals or next year? And just giving them some of the well costumes you guys have obviously seen just to trying to figure out how that how that could potentially move — All those moving pieces had I could move that can move the budget in the STACK actually relative to the number this year, which I think was 825 to 875?

Doug Suttles, Chief Executive Officer

Yeah, it’s — Gabe, I don’t want to go too far here because we haven’t finalized plans for the year that yet on for 2020, and how we’re going to allocate capital across the portfolio. But what we’ve been trying to do is level load the program like we’ve like we’ve done in the Permian and you’ve seen the efficiency benefits, that’s delivered. Obviously, we’re not going back to 13 rigs, but we’re probably in and around where we are today or maybe just slightly higher will see as we do the budget, but we don’t intend to go back to 13 rigs which is where it started the year.

Gabe Daoud

Understood. Thanks a lot Doug.

Doug Suttles, Chief Executive Officer

Thanks Gabe.

Operator

Our next question comes from the line of comes from the line of Asit Sen as Bank of America Merrill Lynch, please. Go ahead, your line is open.

Asit Sen

Thanks. Good morning. I have one for Mike and one for Corey, If I may. Mike, on the Permian you talked about strong coward county results think you mentioned 28 gross wells online, anymore color as to what you thinking, and when you’re thinking broadly Permian and you thinking about a 120 well till this year, how we thinking about again very early next year and allocation towards Howard County?

Mike Mcallister, President

I said, yes, Howard County represent about 25% of our program this year, would expect that not to change as we go into next year. But again as Doug mentioned, we haven’t finalized on lies the budget yet for 2020. The real surprise and really encouraging results that we’re seeing is coming out of the Wolfcamp A in Howard and it’s basically well above our type curve expectations. So we’re really feeling pretty good about those results.

Asit Sen

Okay, great. And then Corey, on cash margin per BOE for the quarter was I think $14.67. Just wondering if in the current environment you could rank the four different assets for Permian, Anadarko, Montney and the base assets on unit cash margins and any drivers outside of pricing that could differentially affect margin outlook, again big picture over the next 12 to 18 months?

Corey Code, Executive Vice President & Chief Financial Officer

Yes, Asin — Asit, sorry the — if you look across all four of them, they’ll get to a very similar margin albeit with slightly different product mix and well cost. So, they all compete really well in our portfolio and we tend to allocate capital to them and not bases.

Asit Sen

Okay. Thank you.

Operator

Our next question comes from the line of Janine — of Barclays. Please go ahead. Your line is open.

Analyst

Hi. Good morning, everyone.

Doug Suttles, Chief Executive Officer

Good morning.

Analyst

On the STACK, that’s my first question. On the well cost you cited the same $1.4 million savings as last quarter. Although the pacesetter well are under $6 million, which is great. It seems like things are continuing to progress well on the cost front and your last update. So are there any completion, design changes in the STACK that you’ve been testing that potentially are offsetting some of these continued cost reductions?

Doug Suttles, Chief Executive Officer

Yeah this is Doug, I’ll make a couple of comments and see if Mike wants to add it and it’s a great question because we have put more intense completions in the ground, our high intensity completions we’ve done elsewhere in the company with really strong success. And we do think that’s one of the things leading to the strong oil production performance there. And they do add on a like-for-like basis they do add cost compared to that 7.9 number. So what we’re doing is before we put a another new number out there is looking at this balance of where we’re going to completion versus the cost savings, but as Mike indicated we’ve had wells under $6 million now and this is one of the area’s you as you should expect us to talk a lot more about it this STACK Day at the end of January. Mike anything to add.

Mike Mcallister, President

Yeah. Not a lot here Doug other than that, we’re working on additional opportunities to reduce costs that will help us continue to drive down to the $6 million and below but offsetting that is we’re testing higher intensity completions up to 3,000 pounds per foot and looking at those results. So it’s a bit of a balance of and more intense completions, but coming in with different ideas number of ideas that were chasing to drive our costs down for well.

Analyst

And could any of these changes potentially bias you towards the lower end of your six to eight wells per section cube configuration, that would enhance returns and we’re just trying to think about any incremental capital efficiency tail ends up there might be next year that the markets under appreciating?

Doug Suttles, Chief Executive Officer

Yeah. I think the on the spacing and stacking this sort of density question, I think of course, that always moves around on where you’re at in the play and how thick the sections are and do you have the — underneath and all sorts of things.

The interaction between the completion design and the spacing I’m not sure is going to have a huge influence at this point, I think what it is we’re looking to see though is if we spend a bit more money on the completion does it make a better well and therefore generate better returns, which will improve capital efficiency at the same time. And as Mike mentioned, actually right across the business, actually we just took our board on Monday of this week out to the Anadarko and they got to first hand see what we’ve been doing.

And our teams, just continue to innovate all across the business and come up with new ways to execute which improve efficiency. You probably seen our focus on cycle times. And what well one of the reasons we do that is a lot of the cost in this industry are paid for on a day basis. So if you can actually do things more efficiently and quicker, it’s less expensive. The other thing we get out of that is of course, we get information back sooner. So therefore we can weave that information into our thinking but I don’t necessarily see the spacing and stacking being driven dramatically all these completion designs is just can we make better wells get better recovery for the capital or investing.

Analyst

Great. Thank you for taking my question.

Operator

Our next question comes from the line of Jeffrey Campbell of Tuohy Brothers. Please go ahead. Your line is open.

Jeffrey Campbell

Good morning, and congratulations for the quarter and the excitement that the sell side didn’t see it coming. I want to ask about the Anadarko decline rate. I was just wondering, is this just represent better than expected well performance. Are you doing something proactive to influence the base?

Doug Suttles, Chief Executive Officer

Yeah, Jeff good question. I — one of the things that team does and, if you think about a company of our size we produce about 600,000 BOEs a day about a 250,000 barrels a day of crude and condensate and with a large base you can imagine, if you can optimize that base even 1% move is a big number. And in the end, Anadarko, specifically the team’s been doing a very good job of optimizing the base including things like artificial lift and managing line pressure in a number of things which are having an impact. And of course the other piece about that is these are usually at little to no cost. So the economic values very strong, but we have had some very good results on the base here recently with optimization.

Jeffrey Campbell

Thanks for that color. And my other question was and with regard to the Williston Infill well outperformance you cited. I’m just wondering could you discuss maybe what the prior spacing assumptions were and what it might look like going forward based on these results?

Mike Mcallister, President

Hi Jeffrey, it’s Mike here. Yes, I would prior we had we had 13 — 13,020 foot inner well spacing and we’re finding putting a well in between so going down to 60 foot, and actually even testing tighter than that. We’re seeing us again and also you need to understand we’re going with larger completions going up to 700 pounds per foot and what we’re seeing is significant improvement over the parent well performance. And in fact, we’re also seeing enhancement in the offset parent wells, basically improving production after their frac it by the child wells, so things are really encouraging in the Williston Basin and we’re pretty excited about some of the well results were seeing.

Jeffrey Campbell

Okay, great. Thanks for the color. I appreciate it.

Operator

Our next question comes from the line of Neal Dingmann of SunTrust. Please go ahead. Your line is open.

Neal Dingmann

Good morning Doug. Great color this morning. Doug, my question is what’s your for I guess he’s going to 2020 and maybe even ‘21 kind of a general leverage target and then, how do you balance this with any potential additional share buybacks?

Doug Suttles, Chief Executive Officer

Yeah Neal it’s a good question. There the we said pretty consistently at mid-cycle pricing that, would like to be 1.5 times or less as I mentioned. I think earlier on the previous question will probably a bit under mid-cycle pricing today which would mean that the leverage looks a little higher. But of course, the other things you have to consider in this is liquidity and you also have to consider when our debt is due and we don’t — we don’t know our next step is not due till in 2021 — end of ‘21. So we look at that what it means is we’re comfortable where it’s at. Obviously, the business is generating free cash flow at the moment. So we see it through time and we’re very comfortable with that. So we don’t think we have to do anything dramatic to get to that sooner. So we want to get to that one, five or under in the business will do that naturally. And when we combine that with the liquidity it in the debt schedule, it feels very doable to us.

Neal Dingmann

Okay, and then one follow-up. You all certainly seen some nice improvements with your cube development and Anadarko. I’m just wondering do you have an idea of what the ultimate spacing will be in key areas of this play is, this becomes more mature?

Doug Suttles, Chief Executive Officer

Yeah, I think in it, if you had a typical it’s probably the six to eight we’re doing today. It will vary a little bit based on the local geology and the thickness and other things that’s true in every play. That’s why we always be a big cautious about putting a single number out there, there but development pattern and spacing the stacking and spacing piece that we’re using today feels about right and it may move a little bit but this feels like the base case and of course, this is something on our STACK Day at the end of January. We’ll talk a lot more about but what we’re seeing is very consistent results using that spacing and then just some performance improvement, which were actually believe is tied to the completion design we’re using.

Neal Dingmann

Very good. Thanks for the time.

Operator

Our next question comes from the line of Marshall Carver of Heikkinen Energy Advisors. Please go ahead. Your line is open.

Marshall Carver

Good morning. I saw that the cost for coming down and the guidance a little bit of a down tick on cost per view, which costs are you’re seeing improvements on. Just wanted to get some color on whether that’s LOE, T&G and G&A and or what?

Doug Suttles, Chief Executive Officer

Yeah Marshall, It’s actually in essentially every bucket. We’ve had great progress here. Obviously, the G&A and has come down significantly as we’ve raised this synergy target from the original $125 million per year to now $200 million per year. You’re seeing that flow through, one of the things that may be overlooked in places, just how efficient this organization is mainly we produce 600,000 BOEs a day with 2,500 people. And by the way, we essentially operate everything we do which means that were we don’t get to that headcount through letting other people run the activities, we do that ourselves. The constant focus on efficiency improvements and innovation. It’s actually had a direct impact on our LOE across the business and out team, we’re always trying to optimize the value of the product receipt that we receive and where we sell it with the cost to get it to those markets. There’s a bit of give and take in there because in the end of the day and that bucket, what we’re really trying to do is the maximum realized price after cost in but we are seeing it right across the board in every bucket.

Marshall Carver

Okay, thank you. And when you’re thinking about modest liquids growth. Do you want to give any extra color on what you think of modest is that high single-digit, low single-digit or any extra color there?

Doug Suttles, Chief Executive Officer

Yeah it of course, the trick here is not to guide before we guide but, we’re this will be kind of mid-single digits is sort of the range exactly what that number is. It’s a little too early to tell as we optimize and we also need to see over the next couple of months how the commodities shake out as well and of course, we’ve updated our the status of our hedge program as well, which has some impact in so I don’t want to give you a precise number because I need to actually have some sense of where pricing costs are and then we’re very clear. We’re going to generate free cash in 2020, and how we toggle growth against the commodity prices to make sure we get there as what we’re finalizing on now.

Marshall Carver

Alright. Thank you very much.

Operator

At this time, we have completed the question-and-answer session. And we’ll turn the call back over to Mr.Campbell.

Steve Campbell, Senior Vice President of Investor Relations

Thank you operator and thank you everyone for joining us this morning. We’re totally excited about today’s results and look forward to seeing you on the road ahead. Thank you.

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